

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 23, 2017

Via E-mail
Lorraine L. Ritter
Chief Financial Officer and Chief Accounting Officer
CNX Coal Resources LP
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317

> **Re: CNX Coal Resources LP**
> **Registration Statement on Form S-3**
> **Filed February 8, 2017**
> **File No. 333-215962**

Dear Ms. Ritter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the statement on the cover page that subsidiaries "may guarantee the debt securities." We also note the statement on page 42 that subsidiaries will unconditionally guarantee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities. Please provide us with a detailed discussion of how you will consider the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries. Tell us when and how, for example whether via a pre-effective amendment, such information would be provided. For guidance, please refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (March 2, 1999).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Hannah T. Frank, Esq.
    McGuireWoods LLP